Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The unitholders of Valero Energy Partners LP and
the board of directors of Valero Energy Partners GP LLC:

We consent to the incorporation by reference in the registration statement (No. 333-193348) on Form S-8 and (No. 333-208052 and 333-213305) on Form S-3 of Valero Energy Partners LP of our reports dated February 22, 2018, with respect to the consolidated balance sheets of Valero Energy Partners LP as of December 31, 2017 and 2016, and the related consolidated statements of income, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of Valero Energy Partners LP.

/s/ KPMG LLP

San Antonio, Texas
February 22, 2018